Filed pursuant to Rule 433

August 8, 2022

Relating to

Preliminary Prospectus Supplement dated August 8, 2022

to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896

Duke Energy Corporation

$900,000,000 4.300% Senior Notes due 2028
$1,150,000,000 4.500% Senior Notes due 2032
$1,150,000,000 5.000% Senior Notes due 2052

Pricing Term Sheet

Issuer:	Duke Energy Corporation (the “Issuer”)
Trade Date:	August 8, 2022
Settlement:	August 11, 2022 (T+3)
Expected Ratings (Moody’s/S&P)*:	Baa2 (Stable) / BBB (Stable)
Security Description:	4.300% Senior Notes due 2028 (the “2028 Notes”)
4.500% Senior Notes due 2032 (the “2032 Notes”)
5.000% Senior Notes due 2052 (the “2052 Notes” and together with the 2028 Notes and the 2032 Notes, the “Notes”)
Principal Amount:	2028 Notes: $900,000,000 2032 Notes: $1,150,000,000 2052 Notes: $1,150,000,000
Interest Payment Dates:

2028 Notes: Payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2023

2032 Notes: Payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2023

2052 Notes: Payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2023

Maturity Date:	2028 Notes: March 15, 2028 2032 Notes: August 15, 2032 2052 Notes: August 15, 2052
Benchmark Treasury:	2028 Notes: 2.750% due July 31, 2027 2032 Notes: 2.875% due May 15, 2032 2052 Notes: 2.250% due February 15, 2052

Benchmark Treasury Yield:	2028 Notes: 2.910% 2032 Notes: 2.748% 2052 Notes: 3.007%
Spread to Benchmark Treasury:	2028 Notes: +142 bps 2032 Notes: +177 bps 2052 Notes: +202 bps
Yield to Maturity:	2028 Notes: 4.330% 2032 Notes: 4.518% 2052 Notes: 5.027%
Coupon:	2028 Notes: 4.300% 2032 Notes: 4.500% 2052 Notes: 5.000%
Price to the Public:	2028 Notes: 99.847% per 2028 Note (plus accrued interest, if any, from August 11, 2022)
2032 Notes: 99.856% per 2032 Note (plus accrued interest, if any, from August 11, 2022)
2052 Notes: 99.583% per 2052 Note (plus accrued interest, if any, from August 11, 2022)
Redemption Provisions:

Prior to the applicable Par Call Date (as set forth in the table below), the Issuer may redeem each series of Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming such series of Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus a number of basis points equal to the applicable Make-Whole Spread (as set forth in the table below) less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of such series of Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the applicable Par Call Date, the Issuer may redeem each series of Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of such series of Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date for such series of Notes.

Series	Par Call Date	Make-Whole Spread
2028 Notes	February 15, 2028	25 bps

2032 Notes	May 15, 2032	30 bps
2052 Notes	February 15, 2052	35 bps

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof
CUSIP / ISIN:	2028 Notes: 26441C BS3/ US26441CBS35 2032 Notes: 26441C BT1/ US26441CBT18 2052 Notes: 26441C BU8/ US26441CBU80
Joint Book-Running Managers:

BMO Capital Markets Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Barclays Capital Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Truist Securities, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC
KeyBanc Capital Markets Inc.
Loop Capital Markets LLC
Regions Securities LLC
Siebert Williams Shank & Co., LLC
Academy Securities, Inc.
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Multi-Bank Securities, Inc.
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760; BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; Citigroup Global Markets Inc. toll-free at (800) 831-9146; Credit Suisse Securities (USA) LLC toll-free at 800-221-1037; Goldman Sachs & Co. LLC toll-free at 866-471-2526; Morgan Stanley & Co. LLC at 1-866-718-1649; PNC Capital Markets LLC toll-free at (855) 881-0697.

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